中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

SINGAPORE

03037282

82-4033

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL/rh

Exemption No. ~~33-91910~~

03 NOV 12 AM 7:21

28 October 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	Description of Announcement
23 October 2003	Appointment of Alternate Director
23 October 2003	Notice of Changes in Subsidiary Director's Interests
23 October 2003	Notice of Changes in Director's Deemed Interests

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 11/12

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement Of Appointment Of Alternate Director

Date of appointment:	23/10/2003
Name:	Liu Detian
Age:	52
Country of principal residence:	People's Republic of China
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive Alternate Director to Mr Zhou Lian Cheng
Working experience and occupation(s) during the past 10 years:	Crew of Shanghai Ocean Shipping Company (from November 1979 to March 1993) Section Manager, Shipping Department of Shanghai Ocean Shipping Company (from April 1993 to March 1994) Deputy General Manager of Cosco Shanghai Pan Ocean Management Company (from April 1994 to October 1995) Deputy Manager of Shipping Department of Shanghai Ocean Shipping Company (from November 1995 to January 1998) Manager of Operation Department of Cosco Bulk Carrier Company (from November 1995 to January 1998) Managing Director of Cosco (Singapore) Pte Ltd (from February 1998 to present)

Other directorships
Past (for the last five years)

None

Present

Cosco (Singapore) Pte Ltd
Serene Sky Shipping Inc.
Greenery Shipping Corporation S.A.
Dynamism Shipping Corporation S.A.
Cos Glory Shipping Inc.
Hanbo Shipping Limited
Sanbo Shipping Limited
Cos Knight Shipping Inc.

Cos Lucky Shipping Inc.

Shareholding in the listed issuer and its subsidiaries:	In Own name - 120,000 ordinary shares of S$0.20 each in Cosco Investment (Singapore) Limited
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(As required per Appendix 2.4)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") also wishes to announce pursuant to Rule 704(7) of the Listing Manual that Mdm Xin Guang Wan's appointment as alternate director to Mr Zhou Lian Cheng is revoked with effect from

23 October 2003. Mr Liu Detian replaces Mdm Xin Guang Wan as alternate director to Mr Zhou Lian Cheng.

Submitted by Mr Ji Hai Sheng, President on 23/10/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director: Sia Eng Beng

-

Date of notice to company: 23/10/2003

-

Date of change of interest: 22/10/2003

-

Name of registered holder: Sia Eng Beng

-

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 175,000
% of issued share capital: 0.02

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.655

-

No. of shares held before the transaction: 175,000
% of issued share capital: 0.02

-

No. of shares held after the transaction: 0
% of issued share capital: 0

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		175,000
% of issued share capital:		0.02
No. of shares held after the transaction:		0
% of issued share capital:		0
Total shares:		0

Note: Mr Sia Eng Beng is a director of the subsidiaries, Costar Shipping Pte Ltd and CNF Shipping Agencies Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 23/10/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Director's Deemed Interests

Name of director: Wang Kai Yuen

-

Date of notice to company: 23/10/2003

-

Date of change of interest: 22/10/2003

-

Name of registered holder: Mina Sze Ming Chan

-

Circumstance(s) giving rise to the interest: Others

Please specify details: Deemed Interests
Disposal in open market by spouse

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 100,000

% of issued share capital: 0.01

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.65

-

No. of shares held before the transaction: 200,000

% of issued share capital: 0.02

-

No. of shares held after the transaction: 100,000

% of issued share capital: 0.01

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	200,000	
% of issued share capital:	0.02	
No. of shares held after the transaction:	100,000	
% of issued share capital:	0.01	
Total shares:	100,000	

Note: Dr Wang Kai Yuen is an independent director of Cosco Investment (Singapore) Limited.

Submitted by Mr Ji Hai Sheng, President on 23/10/2003 to the SGX